

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2013

Via E-mail
Mr. Frank M. Svoboda
Executive Vice President and Chief Financial Officer
Torchmark Corporation
3700 South Stonebridge Drive
McKinney, TX 75070

      Re: Torchmark Corporation
               Form 10-K for the Fiscal Year Ended December 31, 2012
               Filed February 28, 2013
               File No. 001-08052

Dear Mr. Svoboda:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Gus Rodriguez

               Gus Rodriguez
               Accounting Branch Chief